--------------------------------------------------------------------------------
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                              (Amendment No. __)*



                     Crescendo Pharmaceuticals Corporation
                     -------------------------------------
                                (Name of Issuer)

                     Class A Common Stock, Par Value $0.01
                     -------------------------------------
                         (Title of Class of Securities)

                                  225637 10 7
                                  -----------
                                  CUSIP Number

                             Peter D. Staple, Esq.
                                ALZA Corporation
                               950 Page Mill Road
                          Palo Alto, California 94303
                                 (650) 494-5000

                                With a copy to:
                             Sarah A. O'Dowd, Esq.
                        Heller Ehrman White & McAuliffe
                             525 University Avenue
                          Palo Alto, California 94301
                                 (650) 324-7000

           ---------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               September 18, 1997
           ---------------------------------------------------------
            (Date of Event which requires Filing of this statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: .

     Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1 (a) for other parties to whom copies are to be sent.

                         (Continued on following pages)
                              (Page 1 of 12 Pages)


-----------------------------
        * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
                                                                  ---
Notes).
-----

-----------------------                                  ---------------------
  CUSIP NO. 225637 10 7                13D                PAGE 2 OF 12 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      ALZA Corporation
      I.R.S. Identification No. 77-0142070

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      00

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
 5    PURSUANT TO ITEM 2(d) OR 2(e)                                 [_]



------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          4,965,470 Shares of Class A Common Stock
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER

       WITH         10    4,965,470 Shares of Class A Common Stock

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      4,965,448 Shares of Class A Common Stock (See Response to Item 3)

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                [_]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      100% (See Response to Item 3)

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO

------------------------------------------------------------------------------

                     *SEE INSTRUCTION BEFORE FILLING OUT!

Item 1.  Security and Issuer.
         -------------------

     This statement relates to shares of Class A Common Stock, par value $.01 per share (the "Class A Shares") of Crescendo Pharmaceuticals Corporation, a Delaware corporation ("Crescendo"). The principal executive office of Crescendo is located at 1454 Page Mill Road, Palo Alto, CA 94303-0806.

     The exact title of the class of security which is the subject of this filing is Class A Common Stock, par value $.01, of Crescendo.

     The reporting person, ALZA Corporation ("ALZA"), a Delaware corporation, is filing this Statement on Schedule 13D because it holds an option (the "Purchase Option") to acquire all of the outstanding Class A Shares pursuant to Crescendo's Restated Certificate of Incorporation, as filed with the Secretary of State for the State of Delaware on September 4, 1997 (the "Restated Certificate"), on the terms and subject to the conditions set forth in the Restated Certificate. The Restated Certificate is filed as Exhibit 7.2 hereto.

Item 2.  Identity and Background.
         -----------------------

     This filing is being made by ALZA. Its principal business is pharmaceutical research and development and the commercialization of pharmaceutical products. The address of its principal executive offices is 950 Page Mill Road, Palo Alto, CA 94304.

     (i) During the last five years, ALZA has not been convicted in a criminal proceeding (excluding traffic violation or similar misdemeanors). During the last five years, ALZA has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment by decree or final order enjoining further violations of, or prohibiting activities, subject to, federal or state securities laws or finding any violation of such laws.

     (ii) The following information is given with respect to the executive officers and directors of ALZA:

          (a) Dr. Alejandro Zaffaroni, Director, Founder and Co-Chairman Business Address:
               ----------------
               950 Page Mill Road
               P.O. Box 10950
               Palo Alto, California  94303-0802
               Principal Occupation: Director and Co-Chairman of ALZA; Director
               --------------------
               of Affymetrix, Inc.; Chairman of the Board and Chief Financial Officer of Symyx Technologies
               Criminal Convictions During Preceding Five Years:  None
               ------------------------------------------------
               Judgments, Decrees or Orders Under Federal or State Securities
               --------------------------------------------------------------
               Laws During Preceding Five Years:  None
               --------------------------------
               Citizenship:  United States
               -----------

          (b)  Dr. Ernest Mario, Director, Co-Chairman and Chief Executive
               Officer
               Business Address:
               ----------------
               950 Page Mill Road
               P. O. Box 10950
               Palo Alto, California  94303-0802
               Principal Occupation:  Chief Executive Officer of ALZA
               --------------------
               Criminal Convictions During Preceding Five Years:  None
               ------------------------------------------------
               Judgments, Decrees or Orders Under Federal or State Securities
               --------------------------------------------------------------
               Laws During Preceding Five Years:  None
               --------------------------------
               Citizenship:  United States
               -----------

          (c)  William G. Davis, Director
               Business Address:
               ----------------
               3532 Bay Road, South Drive
               Indianapolis, Indiana  46240
               Principal Occupation:  Independent Business Consultant; President
               --------------------
               (Retired), Medical Instruments Systems Division, Eli Lilly and Company, a pharmaceutical company
               Criminal Convictions During Preceding Five Years:  None
               ------------------------------------------------
               Judgments, Decrees or Orders Under Federal or State Securities
               --------------------------------------------------------------
               Laws During Preceding Five Years:  None
               --------------------------------
               Citizenship:  United States
               -----------

          (d)  Dr. William R. Brody, Director
               Business Address:
               ----------------
               3400 North Charles Street
               242 Garland Hall
               Baltimore, Maryland 21218

               Principal Occupation:  President of The Johns Hopkins
               --------------------
                     University, a healthcare and educational institution
               Criminal Convictions During Preceding Five Years:  None
               ------------------------------------------------
               Judgments, Decrees or Orders Under Federal or State Securities
               --------------------------------------------------------------
               Laws During Preceding Five Years:  None
               --------------------------------
               Citizenship:  United States
               -----------
          (e)  Robert J. Glaser, M.D., Director
               Business Address:
               ----------------
               1 Elm Place
               Atherton, California  94027

               Principal Occupation:  Director (retired) for Medical Science and
               --------------------
               Trustee, Lucille P. Markey Charitable Trust, a philanthropic foundation supporting basic biomedical research

               Criminal Convictions During Preceding Five Years:  None
               ------------------------------------------------
               Judgments, Decrees or Orders Under Federal or State Securities
               --------------------------------------------------------------
               Laws During Preceding Five Years:  None
               --------------------------------
               Citizenship:  United States
               -----------

          (f)  Dean O. Morton, Director
               Business Address:
               ----------------
               3200 Hillview Avenue
               Palo Alto, California  94304
               Principal Occupation:  Executive Vice President and Chief
               --------------------
               Operating Officer (Retired), Hewlett-Packard Corporation, an electronics company
               Criminal Convictions During Preceding Five Years:  None
               ------------------------------------------------
               Judgments, Decrees or Orders Under Federal or State Securities
               --------------------------------------------------------------
               Laws During Preceding Five Years:  None
               --------------------------------
               Citizenship:  United States
               -----------

          (g)  Denise M. O'Leary, Director
               Business Address:
               ----------------
               c/o Vivra, Inc.
               3000 Sand Hill Road
               1850 Gateway Drive, Suite 5000
               San Mateo, California  94404
               Principal Occupation:  Special Limited Partner with Menlo
               --------------------
               Ventures, a venture capital investment company
               Criminal Convictions During Preceding Five Years:  None
               ------------------------------------------------
               Judgments, Decrees or Orders Under Federal or State Securities
               --------------------------------------------------------------
               Laws During Preceding Five Years:  None
               --------------------------------
               Citizenship:  United States
               -----------

          (h)  Isaac Stein, Director
               Business Address:
               ----------------
               525 University Avenue, Suite 700
               Palo Alto, California  94301-1908
               Principal Occupation:  President, Waverley Associates, Inc., a
               --------------------
               private investment company
               Criminal Convictions During Preceding Five Years:  None
               ------------------------------------------------
               Judgments, Decrees or Orders Under Federal or State Securities
               --------------------------------------------------------------
               Laws During Preceding Five Years:  None
               --------------------------------
               Citizenship:  United States
               -----------

          (i)  Julian N. Stern, Director
               Business Address:
               ----------------
               525 University Avenue, Suite 1100
               Palo Alto, California  94301-1908
               Principal Occupation:  Partner, Heller Ehrman White & McAuliffe,
               --------------------
               a law firm
               Criminal Convictions During Preceding Five Years:  None
               ------------------------------------------------
               Judgments, Decrees or Orders Under Federal or State Securities
               --------------------------------------------------------------
               Laws During Preceding Five Years:  None
               --------------------------------
               Citizenship:  United States
               -----------

          (j)  Bruce C. Cozadd, Senior Vice President and Chief Financial
               Officer
               Business Address:
               ----------------
               950 Page Mill Road
               P. O. Box 10950
               Palo Alto, California  94303-0802
               Principal Occupation:  Senior Vice President and Chief Financial
               --------------------
               Officer of ALZA
               Criminal Convictions During Preceding Five Years:  None
               ------------------------------------------------
               Judgments, Decrees or Orders Under Federal or State Securities
               --------------------------------------------------------------
               Laws During Preceding Five Years:  None
               --------------------------------
               Citizenship:  United States
               -----------

          (k)  Dr. Felix Theeuwes, President, New Ventures and Chief
               Scientist
               Business Address:
               ----------------
               950 Page Mill Road
               P.O. Box 10950
               Palo Alto, California  94303-0802
               Principal Occupation:  President, New Ventures and Chief
               --------------------
               Scientist of ALZA
               Criminal Convictions During Preceding Five Years:  None
               ------------------------------------------------
               Judgments, Decrees or Orders Under Federal or State Securities
               --------------------------------------------------------------
               Laws During Preceding Five Years:  None
               --------------------------------
               Citizenship:  Belgium
               -----------

          (l) Dr. Samuel R. Saks, Senior Vice President, Medical Affairs Business Address:
               ----------------
               950 Page Mill Road
               P.O. Box 10950
               Palo Alto, California 94303-0802
               Principal Occupation:  Senior Vice President, Medical Affairs
               --------------------
               of ALZA
               Criminal Convictions During Preceding Five Years:  None
               ------------------------------------------------
               Judgments, Decrees or Orders Under Federal or State Securities
               --------------------------------------------------------------
               Laws During Preceding Five Years:  None
               --------------------------------
               Citizenship:  United States
               -----------


          (m)  Dr. Gary V. Fulscher, Senior Vice President, Operations
               Business Address:
               ----------------
               950 Page Mill Road
               P.O. Box 10950
               Palo Alto, California 94303-0802
               Principal Occupation:  Senior Vice President, Operations of ALZA
               --------------------
               Criminal Convictions During Preceding Five Years:  None
               ------------------------------------------------
               Judgments, Decrees or Orders Under Federal or State Securities
               --------------------------------------------------------------
               Laws During Preceding Five Years:  None
               --------------------------------
               Citizenship:  United States
               -----------

          (n) Peter D. Staple, Senior Vice President and General Counsel Business Address:
               ----------------
               950 Page Mill Road
               P.O. Box 10950
               Palo Alto, California 94303-0802
               Principal Occupation:  Senior Vice President and General Counsel
               --------------------
               of ALZA
               Criminal Convictions During Preceding Five Years:  None
               ------------------------------------------------
               Judgments, Decrees or Orders Under Federal or State Securities
               --------------------------------------------------------------
               Laws During Preceding Five Years:  None
               --------------------------------
               Citizenship:  United States
               -----------

          (o)  Dr. James W. Young, Senior Vice President, Research and
               Development
               Business Address:
               ----------------
               950 Page Mill Road
               P.O. Box 10950
               Palo Alto, California 94303-0802
               Principal Occupation:  Senior Vice President, Research and
               --------------------
               Development of ALZA
               Criminal Convictions During Preceding Five Years:  None
               ------------------------------------------------
               Judgments, Decrees or Orders Under Federal or State Securities
               --------------------------------------------------------------
               Laws During Preceding Five Years:  None
               --------------------------------
               Citizenship:  United States
               -----------

          (p) James Butler, Senior Vice President, Sales and Marketing Business Address:
               ----------------
               950 Page Mill Road
               P.O. Box 10950
               Palo Alto, California 94303-0802
               Principal Occupation:  Senior Vice President, Sales and
               --------------------
               Marketing of ALZA
               Criminal Convictions During Preceding Five Years:  None
               ------------------------------------------------
               Judgments, Decrees or Orders Under Federal or State Securities
               --------------------------------------------------------------
               Laws During Preceding Five Years:  None
               --------------------------------
               Citizenship:  United States
               -----------

          (q)  Harold Fethe, Vice President, Human Resources
               Business Address:
               ----------------
               950 Page Mill Road
               P.O. Box 10950
               Palo Alto, California 94303-0802
               Principal Occupation:  Vice President, Human Resources of ALZA
               --------------------
               Criminal Convictions During Preceding Five Years:  None
               ------------------------------------------------
               Judgments, Decrees or Orders Under Federal or State Securities
               --------------------------------------------------------------
               Laws During Preceding Five Years:  None
               --------------------------------
               Citizenship:  United States
               -----------

Item 3.  Source and Amount of Funds or Other Consideration.
         -------------------------------------------------

     The Purchase Option was granted to ALZA pursuant to, and is set forth in, the Restated Certificate. The Class A Shares are expected to be issued by Crescendo to ALZA and distributed by ALZA, subject to the Purchase Option, on September 30, 1997 to holders of record of ALZA's Common Stock and debentures on September 18, 1997 (the "Distribution"). Prior to the Distribution, ALZA made a capital contribution (from its own funds) to Crescendo of $300 million. The terms of the Distribution and Purchase Option are described in Crescendo's Prospectus dated September 5, 1997, filed as part of

Exhibit 7.1. Each holder of Class A Shares acquired such Class A Shares subject to the terms of the Purchase Option.

Item 4.  Purpose of Transaction.
         ----------------------

     ALZA's present plans with respect to Crescendo have been outlined in the Prospectus filed as part of Exhibit 7.1. Except as described in the Prospectus, ALZA and, to the best knowledge of ALZA, the directors and officers of ALZA, have no present plans or proposals which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D; however, ALZA reserves the right to develop such plans or proposals.

Item 5.  Interest in Securities of the Issuer.
         ------------------------------------


     Pursuant to the Purchase Option, ALZA has the right to acquire 100% of the issued and outstanding Class A Shares held by persons other than ALZA. It is expected that approximately 4,965,470 shares will be outstanding immediately following the Distribution. If the Purchase Option is exercised, ALZA will have the sole power to vote and to dispose or direct the disposition of the Class A Shares beneficially owned by it. ALZA is the holder of 1,000 shares of Class B Common Stock of Crescendo (representing 100% of such class), which shares are not publicly traded. Other than the Distribution itself, there have been no transactions in the Class A Shares by ALZA during the past 60 days.

(a) ALZA does not know of any Class A Shares that, as of September 18, 1997, are beneficially owned by any person named in Item 2 except as set out on the following table:

                                                         Sole Power to     Shared Power to
        Name                    Position              Vote and Dispose    Vote and Dispose
---------------------   ----------------------------  -----------------  ------------------
Brody, Dr. William R.  Director                                      0

Butler, James          Senior Vice President,                      247
                       Sales and Marketing

Cozadd, Bruce C.       Senior Vice President and                   135
                       Chief Financial Officer

Davis, Dr. William G.  Director                                    100

Fethe, Harold          Vice President, Human                       200
                       Resources

Fulscher, Dr. Gary V.  Senior Vice President,                    4,991
                       Operations

Glaser, Dr. Robert J.  Director                                    544

Mario, Dr. Ernest      Director, Co-Chairman and                 2,659
                       Chief Executive Officer

Morton, Dean O.        Director                                    500

O'Leary, Denise M.     Director                                      0

                                                         Sole Power to     Shared Power to
        Name                    Position              Vote and Dispose    Vote and Dispose
---------------------   ----------------------------  -----------------  ------------------
Saks, Dr. Samuel R.        Senior Vice President,                1,250(1)
                           Medical Affairs

Staple, Peter D.           Senior Vice President                    86
                           and General Counsel

Stein, Isaac               Director                                580

Stern, Julian N.           Director and Secretary                5,383

Theeuwes, Dr. Felix        President, New Ventures and           8,850
                           Chief Scientist

Young, Dr. James W.        Senior Vice President,                  128
                           Research and Development

Zaffaroni, Dr. Alejandro   Co-Chairman of the                   47,287
                           Board and  Founder

     (1) All of the shares beneficially owned by Dr. Saks are subject to forfeiture in the event of the termination of his employment with ALZA. The restrictions on the shares shall lapse with respect to 25% of the shares in December 1999, 50% of the shares in June 2000 and the remaining 25% of the shares in January 2001. Notwithstanding the foregoing, the restrictions shall lapse with respect to all of the shares in the event of certain changes in control of ALZA.

To the best knowledge of ALZA, all of the above persons acquired Class A Shares in the Distribution, and there have been no transactions in the Class A Shares by the above persons during the past 60 days.

        (b)  As above.

        (c)  None.

        (d)  Not applicable.

        (e)  Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect
         ---------------------------------------------------------------------
         to Securities of the Issuer.
         ---------------------------

     For a description of the Purchase Option, see the Prospectus.

Item 7.  Exhibits.
         --------

     7.1 Prospectus of Crescendo, dated September 5, 1997 (incorporated by reference to Crescendo's Registration Statement on Form S-1, file no. 333-31281).

     7.2 Restated Certificate of Incorporation of Crescendo Pharmaceuticals Corporation as filed with the Delaware Secretary of State on September 4, 1997.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 28, 1997            ALZA CORPORATION



                              By:    /s/ Peter D. Staple
                                  ---------------------------------------
                                     Peter D. Staple,
                                     Senior Vice President and
                                     General Counsel